
9:41
Otis
UPCOMING
Kehinde Wiley
Saint Jerome Hearing the Trumpet of Last Judgement
DROPS AUGUST 13
View Details

9:41

Kehinde Wiley

Saint Jerome Hearing the Trumpet of Last Judgement

$25.00 / SHARE


2:59



SHARES LEFT	FUNDED
10,000	**0%**

About

Kehinde WIley (American, boyn 1977) is a contemporary artist portrait painter most known for fusing historical references of Renaissance paintings with modern modes of representation. In 2017, he was comissioned to paint Barack Obama's official portrait, which is now featured...

Highlights

Surging Tailwinds

African American artists have seen a recent surge in auction sales. According to Artnet, 25% of the entire 10- year total value ...

Show More

Ca

Ba

Ke

Pr

Ac

Sh

View Full Investment Memo

Details

SIZE	96 x 72in
YEAR	2018
MATERIALS	Oil Paint on Linen Canvas

Financials

MARKET CAP	$250,000
INVESTORS	0
TOTAL SHARES	10,000

Recent News

Kehinde Wiley Subverts the Western Gaze With “Tahiti” Exhibition



May 28, 2019 Highsnobiety

Kehinde Wiley’s Art Annex Starting this summer, the painter will be living ...



April 14, 2019 The Cut

Kehinde Wiley on President Obama's Official Portrait: 'This Is The Real Thing' ...



April 19, 2018 YouTube

Resources

Investment Memo

Condition Report

SEC Filing

Regulatory Disclosures

Notify Me

DROPS AUGUST 13, 2019

1:51

otis-offerings.s3.amazonaws.com

Otis intends to sponsor a public offering pursuant to Regulation A under the Securities Act of 1933, as amended. No money or other consideration is being solicited at this time with respect to such offering, and if sent in response to these materials for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind. When publicly available, copies of the preliminary offering statement for the Regulation A offering may be obtained by contacting support@otiswealth.com or on the SEC website here.

